April 24, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	HCC Insurance Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-13790

Gentlemen and Ladies:

The purpose of this letter is to respond to the comments received on April 11, 2013 from the Commission’s Staff with respect to the above referenced filing for HCC Insurance Holdings, Inc. (referred to herein as the Company, HCC,  we, us or our). For ease of reference, the Staff’s comments are reproduced below in bold-face text, followed by the Company’s response.

General

1.              Please note that we intend to review the Part III information that you intend to incorporate by reference into your Form 10-K when filed. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

We respectfully acknowledge the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 35

2.              You disclose that your results include the impact of catastrophic events including Superstorm Sandy in 2012, the Chile Earthquake in 2010 and several events in 2011 and disclose the impact of net catastrophe losses on key metrics on page 46. Please provide us proposed revised disclosure to be included in future periodic reports that:

•                  Discloses the amount of total catastrophe losses recorded for each period presented;

•                  Discloses the losses recorded for each significant catastrophe;

•                  Indicates how you identify an individual catastrophe as being significant; and

•                  Discloses the amount of significant prior period loss development by significant catastrophe in each period presented.

Securities and Exchange Commission

Division of Corporation Finance

April 24, 2013

We respectfully point out to the Staff that our tabular disclosures in the middle of page 35 of our 2012 Form 10-K include 100% of the catastrophe losses (both on a gross and net basis) that we recorded in each period.  Therefore, we believe our current disclosures adequately address the first bullet above.

With regard to the third bullet above, we do not have a quantitative, bright-line threshold for determining significant catastrophes.  Rather, we specifically identify and report on catastrophes that receive substantial publicity and/or that we believe are important to our investors’ understanding of HCC’s operations. For example, in the paragraph preceding the tabular disclosures on page 35, we had identified major insurance industry catastrophes that occurred in 2010 — 2012 and impacted HCC. We believe that the revised disclosures below, which address the second through fourth bullets above, will provide the reader with sufficient insight into our identification and recognition of significant catastrophic loss events.

Beginning with our 2013 Form 10-Q’s or Form 10-K, where applicable, we will expand our disclosures to include the amount of net catastrophe losses, for each identified significant catastrophe, that we recorded in each period, as well as the amount of any prior period loss development, by significant catastrophe, that we recorded in each period.  As an example, if such language had been included in MD&A under “Results of Operations” on page 35 and “Segment Operations — International Segment” on page 46 of our 2012 Form 10-K, the discussion would read as follows (new disclosures indicated in italics):

Page 35, paragraph 1:

During the past three years, we recognized the following pretax net losses, including reinstatement premium, primarily within our International and U.S. Property & Casualty segments, for the following major catastrophic events: 1) 2012 — Superstorm Sandy ($30.8 million) and United States spring storms ($3.4 million), 2) 2011 — Japan earthquake and tsunami ($46.1 million), Hurricane Irene ($23.3 million), New Zealand earthquakes ($17.7 million), United States tornados ($13.3 million), Denmark storms ($7.5 million) and Thailand floods ($10.0 million), and 3) 2010 — Chile earthquake ($10.2 million). Various other catastrophes that were not individually significant events to HCC or the industry (which we refer to as “small cats”) and that primarily impacted our property treaty line of business totaled $18.6 million in 2012 and $11.1 million in 2010. We reinsure a portion of our exposure to catastrophic events, although we incur some additional cost for reinstatement premium to continue our reinsurance coverage for future loss events.

Page 46, paragraph 3:

The segment had net favorable loss development of $10.1 million in 2012, compared to $13.8 million in 2011 and $22.3 million in 2010. The three years included $18.9 million, $7.6 million and $11.6 million, respectively of favorable loss development related to prior years’ catastrophe losses, primarily in our energy and property lines of business. The favorable catastrophe development in 2012 related to Hurricane Irene ($10.7 million), the Japan earthquake and tsunami ($4.6 million), and other 2011 events. The favorable catastrophe development in 2011 primarily related to the 2008 hurricanes ($4.9 million) and the 2005 hurricanes ($1.4 million) in the United States.

Securities and Exchange Commission

Division of Corporation Finance

April 24, 2013

The favorable catastrophe development in 2010 primarily related to the 2008 hurricanes ($8.2 million) and the 2005 hurricanes ($3.4 million) in the United States.

In periods where catastrophe losses are not material (such as in the quarter ending March 31, 2013 and the comparative 2012 period), we will include discussion of any catastrophe losses, as well as any loss development related to prior years’ catastrophe losses, recognized in each period within the appropriate “Segment Operations” disclosures, rather than in the “Results of Operations” section of MD&A in our Form 10-Q.

Segment Operations, page 39

3.              Your discussion of prior period loss development for your segments does not appear to address in all cases the underlying reasons for the prior period reserve developments. For example, explaining developments as “related to lower than expected reported loss development in underwriting years 2003-2006, partially offset by higher expected losses in the 2008 underwriting year” or to “additional losses related to our increase in the ultimate loss ratio for accident year 2011” due to “revised assumptions with regards to the frequency and severity of claims in the 2008-2011 accident years” does not appear to be sufficiently informative. Please provide us proposed revised disclosure to be included in future periodic reports that includes a discussion of the underlying reasons for the adverse and favorable prior period reserve developments for all periods presented. Please ensure that your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition was not appropriate in earlier periods.

Our revised disclosure related to “Critical Accounting Policies — Reserves” in response to Comment 6 discusses our annual reviews of reserves within our segments.  With few exceptions, favorable or adverse loss development is determined in connection with these scheduled annual reserve reviews.

Beginning with our 2013 Form 10-Q’s or Form 10-K, where applicable, in which we disclose loss development for the current or comparative prior period, we will expand our discussion of prior period loss development in our “Segment Operations” section of MD&A, for each applicable segment.  As an example, if such language had been included in MD&A under “Segment Operations — Professional Liability Segment” on page 42, paragraph 3 of our 2012 Form 10-K, the prior period loss development discussion would read as follows (new disclosures indicated in italics):

The segment had net favorable loss development of $25.9 million in 2012, compared to net adverse development of $47.1 million in 2011 and $9.6 million in 2010. The 2012 development consisted of $9.0 million in U.S. D&O and $16.9 million in International D&O.  The development generally resulted from our annual review of reserves for this segment, which we conduct in the third quarter of each year.  The majority of the coverage in this segment is provided through “claims made” policies, and the final settlement value of these claims is not expected to be determined for several years due to the underlying complex nature of the claims.  Accordingly, changes to our ultimate losses for a given underwriting year typically result from revised expectations, as compared to the prior year reserve review, with respect to the settlement value of known claims.

Securities and Exchange Commission

Division of Corporation Finance

April 24, 2013

Our 2012 review indicated that incurred loss development, primarily for underwriting years 2005 and 2006, was lower than expected as compared to our prior review in 2011, primarily due to favorable actual outcomes on reported claims.  This positive development was partially offset by higher estimates of ultimate losses in the 2008 underwriting year, driven by our revised expectations with regard to the expected outcomes on outstanding claims, based upon development and other information available since the prior review.

The 2011 and 2010 development primarily related to our DFP line of business, which provides coverage for private equity partnerships, hedge funds, investment managers and similar groups. In 2011, DFP recorded $104.2 million of adverse development, as well as $37.3 million of additional losses related to our increase in the ultimate loss ratio for accident year 2011. These reserve changes resulted primarily from revised assumptions with regards to the frequency and severity of claims in the 2008 — 2011 accident years, with the majority of the impact in the 2009 — 2011 accident years.  Our expectation prior to our third quarter 2011 review was that the frequency and severity of claims after 2008 would be more consistent with our experience prior to the worldwide financial crisis in 2007 and 2008.  However, our 2011 annual reserve review indicated that loss experience was emerging consistent with the financial crisis period, prompting our revised assumptions at that time. Our U.S. D&O and International D&O lines of business had favorable development of $32.2 million and $24.9 million, respectively, in 2011, which partially offset the adverse development from DFP. The favorable D&O development resulted from our scheduled reserve review, which indicated lower than expected actual experience in accident years prior to 2006, resulting in greater reliance on our historical loss patterns in the actuarial estimates for these more mature years.

Investing Segment, page 47

4.              You disclose that the weighted-average duration of your fixed maturity securities portfolio dropped during the past three years primarily due to the impact of lower market interest rates and you disclose the prepayment risk of your investment portfolio in a risk factor on page 24 and in the Interest Rate Risk section on page 62. Please provide us proposed disclosure to be included in future periodic reports that discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities or calls of your investments is necessary to understand these effects, please include information such as the amount of maturing or callable investments and their weighted average yields in your proposed disclosure.

Unlike life insurance companies that hold investments for long periods of time to meet claims under long-term policies, substantially all of our insurance policies are short-duration contracts. As such, we are inherently less at risk to investment prepayments than life insurance companies. However, we believe our disclosures about interest rate risk could be enhanced by quantifying the impact of maturities, calls and prepayments in our “Investing Segment” discussion and clarifying the short-duration of our insurance contracts and our investment portfolio in the “Interest Rate Risk” discussion.

Securities and Exchange Commission

Division of Corporation Finance

April 24, 2013

Beginning with our Form 10-Q for the quarter ending March 31, 2013, we will expand our discussion in the “Segment Operations — Investing Segment” to include the future impact of maturities, calls and prepayments.  As an example, if such language had been included in MD&A under “Segment Operations — Investing Segment” on page 49, paragraph 5 of our 2012 Form 10-K, the discussion would read as follows (new disclosures indicated in italics):

Some of our fixed maturity securities have call or prepayment options. In addition, mortgage-backed and certain asset-backed securities have prepayment, extension or other market-related credit risk. Calls and prepayments subject us to reinvestment risk should interest rates fall and issuers call their securities and we reinvest the proceeds at lower interest rates. Prepayment risk exists if cash flows from the repayment of principal occur earlier than anticipated because of declining interest rates. Extension risk exists if cash flows from the repayment of principal occur later than anticipated because of rising interest rates. Credit risk exists if mortgagees default on the underlying mortgages. Net investment income and/or cash flows from investments that have call or prepayment options and prepayment, extension or credit risk may differ from what was anticipated at the time of investment. We mitigate these risks by investing in investment grade securities with varied maturity dates so that only a portion of our portfolio will mature at any point in time. In 2013, we expect approximately 10% of our fixed maturity securities portfolio to mature, call or prepay.  Assuming prevailing interest rates remain constant throughout 2013, reinvestment of these funds will be at book yields and tax-equivalent yields that are approximately 130 basis points and 110 basis points, respectively, lower than the year-end 2012 yields for these securities.

Beginning with our 2013 Form 10-Q’s or Form 10-K, where applicable, we will clarify our discussion of interest rate risk due to calls and prepayments in Item 7A. Quantitative and Qualitative Disclosures About Market Risk —Interest Rate Risk.  As an example, if such language had been included in Item 7A. Quantitative and Qualitative Disclosures About Market Risk under “Interest Rate Risk” on page 62, paragraph 1 of our 2012 Form 10-K, the discussion would read as follows (new disclosures indicated in italics):

Substantially all of our insurance policies are short-duration contracts. To manage the exposures of our investment risks, we generally invest in investment grade securities with duration and liquidity characteristics that reflect the short-term nature of our insurance liabilities. We have not used derivatives to manage any of our investment-related market risks. The value of our portfolio of fixed maturity securities is inversely correlated to changes in the market interest rates. Some of our fixed maturity securities have call or prepayment options, which could subject us to reinvestment risk should interest rates fall or issuers call their securities and we reinvest the proceeds at lower interest rates. We attempt to mitigate prepayment risk by investing in securities with varied maturity dates, so that only a portion of the portfolio will mature, call or prepay at any point in time. Fluctuations in interest rates have a minimal effect on the value of our short-term investments due to their very short maturities and on equity securities that have no maturity date.

Securities and Exchange Commission

Division of Corporation Finance

April 24, 2013

Liquidity and Capital Management, page 51

5.              Your liquidity and cash flows discussion is limited mainly to your consolidated operations and does not address the significant sources and uses of cash at the segment level other than through references to your surety and assumed accident and health reinsurance businesses. Please provide us proposed revised disclosure to be included in future periodic reports that revises your “Liquidity and Capital Management” discussion to address the significant sources and uses of cash that impact liquidity by line of business or segment.

In response to the Staff’s comment, it is important to note that our segments are organized around insurance lines of business that operate within various insurance company legal entities. One legal entity may write numerous lines of business, which we report in different segments.  In addition, our Investing Segment is managed centrally and includes all invested assets, including those funded by the insurance company legal entities that are used to fund claims payments.  Because we manage liquidity across our legal entities, as opposed to on a segment basis, our liquidity disclosures focused primarily on our consolidated operations.  Accordingly, we respectfully submit that a focus on segment liquidity is not particularly meaningful to the reader.

However, we believe the discussion of how we manage liquidity at the legal entity and consolidated level could be enhanced. As an example, if such additional discussion had been included in MD&A under “Liquidity and Capital Management” on pages 51 and 52 of our 2012 Form 10-K, our disclosures would read as follows under this approach (new disclosures indicated in italics):

Liquidity and Capital Management

We believe we have sufficient sources of liquidity at both a consolidated and insurance company legal entity level at a reasonable cost to pay claims and meet our other contractual obligations and liabilities as they become due in the short-term and long-term.  Our current sources of liquidity include: 1) significant operating cash flow generated by our insurance companies, 2) a $7.0 billion investment portfolio, substantially all of which is held by our insurance companies, that is available for sale, 3) our revolving loan and standby letter of credit facilities, 4) the availability of dividends from our subsidiaries and 5) a $1.0 billion shelf registration.  Our insurance companies have sufficient resources to pay potential claims. Based on historical payment patterns and claims history, we project that our insurance companies will pay approximately $1.4 billion of claims in 2013. We also project that they will collect approximately $0.4 billion of reinsurance recoveries in 2013. In addition to expected cash flow from their 2013 operations, these companies have $6.4 billion of investments that are available to fund claims payments, if needed.  Our sources of liquidity are discussed below.

Cash Flow

We manage the liquidity of our insurance companies such that each subsidiary’s anticipated claims payments will be met by its own current operating cash flows, cash, short-term investments or investment maturities. Our insurance companies receive substantial cash from premiums, reinsurance recoverables, surety collateral, outward commutations, proceeds from sales and redemptions of investments, and investment

Securities and Exchange Commission

Division of Corporation Finance

April 24, 2013

income. Their principal cash outflows are for the payment of claims and loss adjustment expenses, premium payments to reinsurers, return of surety collateral, inward commutations, purchases of investments, policy acquisition costs, operating expenses, taxes, and dividends paid to HCC.  We report all of the insurance companies’ investing activity in our Investing segment for segment reporting purposes. Our parent company’s principal cash inflows relate to its investment portfolio and dividends paid by the insurance companies, and its principal cash outflows relate to debt service, operating expenses, dividends paid to shareholders and common stock purchases. Cash provided by operating activities can fluctuate due to timing differences in the collection of premium receivables, reinsurance recoverables and surety collateral; the payment of losses, premium payables and return of surety collateral; and the completion of commutations.

Beginning in our Form 10-Q for the quarter ending March 31, 2013, we will expand the discussion in “Liquidity and Capital Management” to include these additional disclosures.

Critical Accounting Policies,

Reserves, page 55

6.              It is unclear from your current disclosures how you adjust the key assumptions used in calculating the current year loss reserves due to changes in frequency, severity and other factors. Please provide us proposed revised disclosure to be included in future periodic reports to clarify how current loss development assumptions differ from historical loss development assumptions. Please also disclose the key assumptions revised in calculating the current year loss reserves and why these revisions are appropriate in light of recent loss development trends.

Consistent with the expanded disclosures discussed in our response to Comment 3 above, we propose to include the requested additional disclosures each quarter in MD&A under “Segment Operations” for any segment that has a material amount of loss development in the current or comparative prior period. We believe this approach will provide the clearest disclosure about our loss development assumptions over time.

We also believe our overall disclosure about our reserve processes included in “Critical Accounting Policies — Reserves” would be enhanced by including expanded disclosures related to the actuarial methodologies, assumptions, timing and management review processes that we use to initially establish and subsequently revise our loss reserves.  We also believe repeating the disclosures in paragraph 2 of Item 1, Business — “Reserves for Insurance Claims” on page 11 of our 2012 Form 10-K within “Critical Accounting Policies — Reserves” (included as the second paragraph below) would help the reader to better understand key factors we consider in establishing our reserves.  We will include these additional disclosures in “Critical Accounting Policies — Reserves”, beginning with our 2013 Form 10-Q for the quarter ending March 31, 2013. As an example, if such language had been included in MD&A under “Critical Accounting Policies — Reserves” on page 55 of our 2012 Form 10-K, the discussion would read as follows (new disclosures indicated in italics):

Securities and Exchange Commission

Division of Corporation Finance

April 24, 2013

Critical Accounting Policies

Reserves

Our recorded reserves represent management’s best estimate of unpaid losses and loss adjustment expenses as of each quarter end, based on information, facts and circumstances known at that time. The process of establishing reserves is complex, imprecise and inherently uncertain and, as such, involves a considerable degree of judgment involving our management review and actuarial processes. We must consider many variables that are subject to the outcome of future events. As a result, an integral component of our loss reserving process is the use of informed subjective estimates and judgments about our ultimate exposure to losses. Therefore, it is possible that management’s estimate of the ultimate liability for losses as of December 31, 2012 may change.

Management considers many factors in determining the ultimate losses and reserves for the various products in our five insurance underwriting segments. These factors include: 1) actuarial point estimates and the estimated ranges around these estimates, 2) information used to price the applicable policies, 3) historical loss information, where available, 4) public industry data for the product or similar products, 5) an assessment of current market conditions, 6) information on individual claims, 7) an assessment of current or potential litigation involving claims and 8) information from underwriting and claims personnel.  The estimate of our reserves is increased or decreased as more information becomes known about the frequency and severity of losses for prior and current years. We believe our review process is effective, such that any required changes in reserves are recognized in the period of change as soon as the need for the change is evident.

Our actuaries monitor the adequacy and reasonableness of our recorded reserves for over 100 specialty insurance products by accident year or underwriting year, as applicable. The table on page 57 details the characteristics for our major products in each segment. Although the duration (the time period between the occurrence of a loss and the settlement of a claim) is either short-term or medium-term for the majority of these products, approximately 50% of our total gross reserves at December 31, 2012 related to long-tail products in our Professional Liability and International segments and our Exited Lines. These long-tail products include directors’ and officers’ liability, large account E&O liability, International accident and health, and assumed accident and health reinsurance business that we no longer write. We write many of these contracts as excess insurance, where losses in lower layers must develop first before our excess coverage attaches. Significant periods of time, ranging up to several years or more, may elapse between occurrence of the loss, reporting of the loss to us, and settlement of the claim. In addition, many of these claims are susceptible to litigation and can be affected by escalating legal defense costs, contract interpretations and the changing economic and legal environment. As a result, our long-tail products are subject to greater levels of reserve volatility, creating favorable or adverse loss development over a longer period of time.

Our actuaries perform a comprehensive review of loss reserves for each major product at least once each year. The reviews take into consideration the variety of trends that

Securities and Exchange Commission

Division of Corporation Finance

April 24, 2013

impact the ultimate settlement of claims for each product type. These reviews follow a pre-set schedule, which covers the product lines in each segment, as follows: 1) second quarter — Exited Lines, 2) third quarter — U.S. Property & Casualty and Professional Liability and 3) fourth quarter — Accident & Health, U.S. Surety & Credit, and International.  In addition to these comprehensive reviews, each quarter the actuaries review the emergence of paid and reported losses relative to expectations (established during the annual reviews) for all product lines and, if considered necessary, perform a more detailed review of the particular reserves.

Our actuaries’ loss review process relies on the basic assumption that past experience, adjusted for the effects of current developments and likely trends, is a reasonable basis for predicting future outcomes. As part of their process, our actuaries use a variety of actuarial methods that analyze experience, trends and other relevant factors. The principal standard actuarial methods used by our actuaries for their comprehensive reviews include:

•                  Loss ratio method — This method uses loss ratios for prior accident years, adjusted for current trends, to determine an appropriate expected loss ratio for a given accident year.

•                  Loss development methods — Loss development methods assume that the losses yet to emerge for an accident year are proportional to the paid or reported loss amounts observed to-date.  The paid loss development method uses losses paid to-date, while the reported loss development method uses losses reported to-date.

•                  Bornheutter-Ferguson method — This method is a combination of the loss ratio and loss development methods, where the loss development factor is given more weight as an accident year matures.

•                  Frequency/severity method — This method projects claim counts and average cost per claim on a paid or reported basis for high frequency, low severity products.

Our actuaries calculate an actuarial point estimate, as well as a high and low end of the actuarial range, for the products that they review. The actuarial point estimates represent our actuaries’ estimate of the most likely amount that will ultimately be paid to settle the net reserves we have recorded at a particular point in time. While standard actuarial techniques are utilized in making these actuarial point estimates, these techniques require a high degree of judgment, and changing conditions can cause fluctuations in the reserve estimates. While, from an actuarial standpoint, a point estimate is considered the most likely amount to be paid, there is inherent uncertainty in the point estimate, and it can be thought of as the expected value in a distribution of possible reserve estimates. The actuarial ranges represent our actuaries’ estimate of a likely lowest amount and highest amount that will ultimately be paid to settle the net reserves. There is still a possibility of ultimately paying an amount below the range or above the range. The range determinations are based on estimates and actuarial judgments and are intended to encompass reasonably likely changes in one or more of the variables that were used to determine the point estimates.

Management evaluates the adequacy of our recorded consolidated reserves at each reporting period and approves increases or decreases in reserves, as considered

Securities and Exchange Commission

Division of Corporation Finance

April 24, 2013

necessary, based on a consideration of all material facts and circumstances known at that time. The Reserve Review Committee (which includes our CEO, CFO, COO, executive management, chief actuary, segment management, and key actuarial, claims and accounting personnel) meets each quarter to review our actuaries’ comprehensive review of loss reserves and assessment of the emergence of paid and reported losses relative to expectations. The Reserve Review Committee discusses factors impacting the reserves in that quarter, for each insurance segment, including the most recent actuarial point and range estimates to monitor the adequacy and reasonableness of the recorded reserves. If the recorded reserves vary significantly from the actuarial point estimate, management discusses the reasons for the variances.  Based on the discussions during this meeting, and any additional subsequent meetings, the Reserve Review Committee determines whether any recorded reserves should be increased or decreased during the quarter to an amount that, in management’s judgment, is adequate based on all of the facts and circumstances considered, including the actuarial point estimates. Historically, our consolidated net reserves at each quarter-end have been above the total actuarial point estimate and within the actuarial range.

Any increase or decrease in prior years’ reserves approved by the Reserve Review Committee generates favorable or adverse loss development related to our ultimate losses, which is reflected in our IBNR reserves in the period of the reserve change. In addition, we may have loss development due to the normal claims settlement process. For our most recent accident years, recorded loss reserves are generally based on management’s establishment of ultimate loss ratios for each product line, based on historical loss trends and current market considerations. We do not recognize favorable or adverse development for these recent accident years until loss trends emerge.  The time required for credible loss trends to emerge differs based on the characteristics of the product, and with long-tail products this can take several years. Our recorded reserves align closer to the actuarial indications as we place additional weight on the credibility of assumptions relating to actual experience and claims outstanding, resulting in favorable or adverse development.

The remainder of the disclosure related to “Critical Accounting Policies — Reserves” would be the same as, or similar to, the disclosures on pages 56 — 59 of our 2012 Form 10-K, except that paragraph 3 on page 56 has been included in paragraph 6 in the above disclosure.

Securities and Exchange Commission

Division of Corporation Finance

April 24, 2013

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(6) Liability for Unpaid Loss and Loss Adjustment Expense, page F-25

7.              Please provide us proposed revised disclosure to be included in future periodic reports that explains and quantifies the major loss reserve developments on a gross basis for all periods presented. For example, it is unclear from your current disclosure the nature of favorable developments that when combined with the $43.3 million adverse development related to the Spanish surety bonds results in a $10.1 million net favorable development.

Beginning with our 2013 Form 10-Q’s or Form 10-K, where applicable, we will expand disclosure regarding favorable and adverse development in the footnotes to the consolidated financial statements.  As an example, if such language had been included in Footnote 6, paragraphs 1 and 2 on page F-26 of our 2012 Form 10-K, our footnote disclosures would read as follows (new disclosures indicated in italics):

In 2012, our Professional Liability, Accident & Health, U.S. Surety & Credit, and International segments reported favorable net loss development of $25.9 million, $10.5 million, $25.4 million and $10.1 million, respectively, resulting from our scheduled reviews of these reserves during the year. The International segment’s favorable net loss development included $53.4 million of favorable development primarily related to the International liability and energy lines of business (including $18.9 million from prior years’ catastrophe losses), partially offset by $43.3 million of adverse development from the International surety & credit line of business. This adverse development related to a specific class of Spanish surety bonds, the majority of which were written prior to 2006. Claims have been presented to us under these bonds, and we have denied them as not covered by the bonds. The related reserves, virtually all of which cover incurred but not reported losses, are based on management’s evaluation of the claims and the likelihood that we may ultimately be required to pay the claims. Due to the nature of these claims and related litigation, the ultimate outcome of these claims may not be known for several years.

In 2011, our U.S. Surety & Credit and International segments reported favorable net loss development of $11.3 million and $13.8 million, respectively, resulting from our scheduled reviews of these reserves during the year.  Our Professional Liability segment reported adverse net loss development of $47.1 million, including $104.2 million of adverse development, based on our evaluation of emerging frequency and severity trends within the diversified financial products (DFP) line of business.  While our expectation was that both frequency and severity after 2008 would be more consistent with our experience prior to the worldwide financial crisis in 2007 and 2008, our annual reserve review indicated that loss experience was emerging consistent with the financial crisis period, prompting our revised assumptions primarily to accident years 2009 — 2011.  Partially offsetting the DFP reserve increase was $57.1 million of favorable development related to our D&O lines of business. We decreased the D&O reserves during our scheduled reserve review, which indicated lower than expected actual experience in accident years prior to 2006, resulting in greater reliance on our historical loss patterns in the actuarial estimates for these more mature years.

In 2010, our U.S. Property & Casualty and International segments reported $15.9 million and $22.3 million, respectively, of favorable net loss development and our Exited Lines reported $11.7 million of adverse development, resulting from our scheduled reviews of these reserves during the year.

We believe that this enhanced footnote disclosure, along with the modifications to MD&A discussed in our responses to Comments 3 and 6 above, will provide full and transparent disclosure of our net loss development and our procedures for determining such development.

Securities and Exchange Commission

Division of Corporation Finance

April 24, 2013

(15) Statutory Information, page F-38

8.              Please provide us proposed revised disclosure to be included in future periodic reports that clarifies whether statutory policyholders’ surplus is the same as statutory capital and surplus as required by ASC 944-505-50-1a.

We confirm that the line captioned “statutory policyholders’ surplus” in Note 15 is the same as “statutory capital and surplus” as required by ASC 944-505-50-1a.  We will change this caption to “statutory capital and surplus” beginning with our 2013 Form 10-K.

*****

The Company acknowledges that:

•            the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•            the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes it has fully responded to your comments (other than any further comments from the Staff regarding Comment 1) and will incorporate our revised disclosures, as appropriate, in our Form 10-Q filing for the quarter ending March 31, 2013. If you have any further questions regarding these responses, please contact the undersigned at (713) 996-1155.

Sincerely,

/s/ Brad T. Irick

Brad T. Irick
Executive Vice President and
Chief Financial Officer